EX-99.77C: Matters submitted to a vote of security holders
Aberdeen Indonesia Fund, Inc. (the "Fund") held its
Annual Meeting of Shareholders (the "Meeting") on
March 30, 2017. At the Meeting, shareholders of the
Fund did not vote to re-elect one Class II Director nominated to serve on the Board of Directors.

As of the record date, February 6, 2017, there were 9,283,821 outstanding shares of the Fund. 79.50% of the outstanding shares were voted at the Meeting representing a quorum.

The description of the proposal and number of shares voted at the Meeting are as follows:

To elect one Class II Director to the Board of Directors:


Votes Fore
Votes
Against
Abstain
Lawrence J.
Fox
3,478,647
3,601,970
300,237

Pursuant to the Fund's corporate governance policy, because the votes against exceeded the votes for his election, Lawrence J. Fox is deemed to have tendered to the Board his resignation as a Director for consideration by the Board. The Board has accepted the resignation.

Directors whose term of office continues beyond the Meeting are as follows: Enrique R. Arzac, James J.
Cattano and Steven N. Rappaport.










Aberdeen Indonesia Fund Inc.